EXHIBIT (12) - Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

Year ended December 31,	2002	2001	2000	1999	1998

Earnings before federal taxes on income	$3,180	$3,564	$2,999	$3,324	$1,397
Fixed charges excluding capitalized interest	795	698	481	483	507
Amortization of previously capitalized interest	55	65	71	80	75
Net adjustment for earnings of affiliates	8	11	(44)	(8)	(18)

Earnings available for fixed charges	$4,038	$4,338	$3,507	$3,879	$1,961

Fixed charges:

Interest expense	$730	$650	$445	$431	$453
Interest capitalized during the period	80	80	82	81	65
Rentals deemed representative of an interest factor	65	48	36	52	54

Total fixed charges	$875	$778	$563	$564	$572

Ratio of earnings to fixed charges	4.6	5.6	6.2	6.9	3.4